SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Vertex Energy, Inc.
(Name of Issuer)

Common stock, par value $0.001 per share
(Title of Class of Securities)

92534K107
(CUSIP Number)

Highbridge Capital Management, LLC
277 Park Avenue, 23rd Floor
New York, New York 10172
Attention: Kirk Rule
(212) 287-2500 Adriana Schwartz, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, NY 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 24, 2024
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

(Page 1 of 15 Pages)

_________________

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92534K107	SCHEDULE 13D	Page 2 of 15 Pages

1	NAME OF REPORTING PERSON Highbridge Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,114,707 shares of Common Stock issuable upon exercise of warrants
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,114,707 shares of Common Stock issuable upon exercise of warrants
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,114,707 shares of Common Stock issuable upon exercise of warrants
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2% (see Item 5)
14	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 92534K107	SCHEDULE 13D	Page 3 of 15 Pages

Item 1.	SECURITY AND ISSUER

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”) of Vertex Energy, Inc., incorporated in Nevada (the “Issuer”). The address of the principal executive offices of the Issuer is 1331 Gemini Street, Suite 250, Houston, TX 77058.

Item 2.	IDENTITY AND BACKGROUND.

(a) This statement is filed by Highbridge Capital Management, LLC (“Highbridge Capital” or, the “Reporting Person”), a Delaware limited liability company and the investment adviser to Highbridge Tactical Credit Master Fund, L.P., 1992 Master Fund Co-Invest SPC – Series 4 Segregated Portfolio, Highbridge SCF II Special Situations SPV, L.P., and Highbridge Tactical Credit Institutional Fund, Ltd. (collectively, the “Highbridge Funds”), with respect to the shares of Common Stock underlying warrants directly held by the Highbridge Funds.

(b) The principal business address of the Reporting Person is 277 Park Avenue, 23rd Floor, New York, New York 10172.

(c) Highbridge Capital is primarily engaged in the business of providing management services to investment funds and is the investment manager of the Highbridge Funds.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceedings, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or violation with respect to such laws.

(f) Highbridge Capital is a Delaware limited liability company.

Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

The filing of this statement should not be construed as an admission that any of the foregoing persons or the Reporting Person is, for the purposes of Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the beneficial owner of the shares of Common Stock reported herein.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Highbridge Funds acquired the warrants to purchase 1,114,807 shares of Common Stock, of which warrants to purchase 1,114,707 shares of Common Stock remain outstanding, in connection with the transactions contemplated by the Loan and Security Agreement (as defined below) pursuant to which the Highbridge Term Loan Lenders (as defined below) provided an aggregate of approximately $43.5 million in term loans thereunder, of which approximately $36.3 million in aggregate principal amount (excluding payment-in-kind interest) remain outstanding.

CUSIP No. 92534K107	SCHEDULE 13D	Page 4 of 15 Pages

Item 4.	PURPOSE OF TRANSACTION.

On April 1, 2022, Highbridge Tactical Credit Master Fund, L.P., 1992 Master Fund Co-Invest SPC – Series 4 Segregated Portfolio, Highbridge Tactical Credit Institutional Fund, Ltd.; and Highbridge SCF II Loan SPV, L.P. (the “Highbridge Term Loan Lenders”) entered into a Loan and Security Agreement (such Loan and Security Agreement as amended to date, the “Loan and Security Agreement”) with the Issuer, as guarantor, and substantially all of the Issuer’s direct and indirect subsidiaries as borrowers or guarantors, the other lenders party thereto (together with the Highbridge Term Loan Lenders, collectively, the “Term Loan Lenders”), and Cantor Fitzgerald Securities, in its capacity as administrative agent and collateral agent for the Term Loan Lenders.

Pursuant to the Loan and Security Agreement, the Issuer borrowed an aggregate of $250 million of term loan from the Term Loan Lenders, including an aggregate of approximately $43.5 million from the Highbridge Term Loan Lenders of which $36.3 million in aggregate principal amount remains outstanding.

The terms and conditions of the Loan and Security Agreement are described in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on April 7, 2022, as amended by (i) Amendment Number One thereto described in the Issuer’s Current Report on Form 8-K filed with the SEC on June 21, 2022, (ii) Amendment Number Two thereto described in the Issuer’s Current Report on Form 8-K filed with the SEC on May 27, 2022, (iii) Amendment Number Three thereto described in the Issuer’s Current Report on Form 8-K filed with the SEC on December 14, 2022, (iv) Amendment Number Four thereto described in the Issuer’s Current Report on Form 8-K filed with the SEC on May 31, 2023, (v) Amendment Number Five thereto described in the Issuer’s Current Report on Form 8-K filed with the SEC on December 13, 2023, (vi) Amendment Number Six thereto described in the Issuer’s Current Report on Form 8-K filed with the SEC on June 28, 2024, (vii) Amendment Number Seven hereto described in the Issuer’s Current Report on Form 8-K filed with the SEC on July 30, 2024 and (viii) Amendment Number Eight thereto described in the Issuer’s Current Report on Form 8-K filed with the SEC on August 26, 2024, which are attached hereto as Exhibits 99.1, 99.2, 99.3, 99.4, 99.5, 99.8 and 99.10 and are incorporated herein by reference.

The foregoing descriptions of the Loan and Security Agreement, the related amendments, consents and waivers and intercreditor agreement and the transactions and documents contemplated thereby do not purport to be complete and are qualified in their entireties by reference to each of those documents which is filed as Exhibits 99.1 through 99.19 hereto and are incorporated by reference herein.

On September 24, 2024, the Highbridge Term Loan Lenders and Highbridge SCF II Special Situations SPV, L.P. entered into a Restructuring Support Agreement (including all of the exhibits and attachments thereto, the “Restructuring Support Agreement”), with (i) the Issuer and certain of the Issuer’s subsidiaries (collectively with the Issuer, the “Issuer Parties”) and (ii) the Term Loan Lenders that hold 100% of the claims under the Loan and Security Agreement. The Restructuring Support Agreement contemplates agreed-upon terms for a financial restructuring of the Issuer Parties’ capital structure (the “Restructuring”) to be implemented pursuant to a chapter 11 plan filed by the Issuer Parties in cases (the “Chapter 11 Cases”) under chapter 11 of title 11 (“Chapter 11”) of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”). Pursuant to the Restructuring Support Agreement, the Consenting Stakeholders (as defined in the Restructuring Support Agreement) have agreed, subject to certain terms and conditions, to support the Plan (as defined below).

CUSIP No. 92534K107	SCHEDULE 13D	Page 5 of 15 Pages

The Restructuring Support Agreement contemplates agreed-upon terms for a financial restructuring of the Issuer Parties’ capital structure (the “Restructuring”). Pursuant to the Restructuring Support Agreement, the debtors expect to effectuate a chapter 11 plan (the “Plan”) through either (a) a standalone recapitalization of the Issuer’s balance sheet; or (b) a sale of all, substantially all, or any portion of the debtors’ assets through one or more sales (as applicable, a “Recapitalization Transaction”).

Pursuant to the Restructuring Support Agreement, the Consenting Stakeholders have agreed, subject to certain terms and conditions, to support the Plan, among other things.

The transactions contemplated by the Restructuring Support Agreement and the term sheets attached thereto (such transactions, collectively, the “Restructuring Transactions”) will be consummated pursuant to the Recapitalization Transaction, unless the Issuer Parties, with the prior written consent of holders holding at least 80% of the aggregate outstanding principal amount of the Term Loan, consisting of $271.9 million aggregate principal amount outstanding thereunder and all other amounts due and payable thereunder including but not limited to prepayment premiums, exit fees and accrued and unpaid interest (collectively, the “Term Loan Claims”) (such holders, the “Required Consenting Term Loan Lenders”) determine that pursuit of the highest or otherwise best asset sale proposal (or proposals), which may include a credit bid submitted by certain debtor-in-possession financing lenders (“DIP Lenders”) and/or Term Loan Lenders (a “Credit Bid”), is in the best interests of the Issuer Parties and their stakeholders (the “Successful Bid”).

If the Issuer Parties select a Successful Bid and such Successful Bid is approved by the Bankruptcy Court pursuant to an order, prior to the consummation of the asset sale, the Issuer Parties will establish and fund one or more reserves from cash on hand of the Issuer Parties and undrawn amounts under the DIP Facility (as defined below), in an amount determined in the Issuer Parties’ reasonable discretion and consented to by the Required Consenting Term Loan Lenders, sufficient to (a) fund the estimated fees, costs, and expenses necessary to fully administer and wind down the estates of the Issuer Parties, including the fees, costs, and expenses of the plan administrator selected by the Required Consenting Term Loan Lenders to wind down the Issuer Parties’ estates (the “Plan Administrator”), and (b) pay in full in cash all Claims required to be paid under the Bankruptcy Code and Plan in order for the Plan Effective Date to occur or otherwise be assumed or required to be paid under the terms of the Plan, in each case to the extent not liquidated and paid in full in cash on the Plan Effective Date (collectively, the “Wind Down Reserve”); provided, that (x) in no event shall the Wind Down Reserve constitute an increase to the DIP Facility at any time without the express consent of all of the DIP Lenders and (y) any new money term loans provided for the Wind Down Reserve shall be funded only in accordance with certain conditions, including, but not limited to, the absence of a default or event of default under the DIP Facility. Absent such an event of default, the Issuer Parties will be authorized to maintain the Wind Down Reserve in an amount and for such time as is necessary, each as determined by the Plan Administrator, to fully reconcile, liquidate, and pay in full in cash all applicable fees, costs, expenses, claims, and other obligations before distributing any excess distributable cash to holders of debtor-in-possession financing claims or any other claims and equity interests in accordance with the priorities and treatment described in the Restructuring Support Agreement.

The Restructuring Support Agreement also contemplates the cancellation of all existing equity interests of the Issuer, including the Common Stock and any interests arising from the Common Stock, including any options or warrants, at any time on or after the Plan Effective Date.

CUSIP No. 92534K107	SCHEDULE 13D	Page 6 of 15 Pages

To fund the administration of the Chapter 11 Cases and the implementation of the Restructuring Transactions, all of the DIP Lenders will provide a $280 million senior secured super-priority debtor-in-possession loan and security agreement (such agreement, the “DIP Loan Agreement”, and the financing facility thereunder, the “DIP Facility”), consisting of (a) an $80 million new money term loan facility, including approximately $11.5 million from the Highbridge Term Loan Lenders and (b) a “roll up” loan facility, whereby $200 million of Term Loan Claims, including approximately $28.8 million from the Highbridge Term Loan Lenders, will be converted on a cashless, dollar-for-dollar basis into DIP Facility loans on the terms and conditions set forth in the DIP Loan Agreement which provides for, among other things, granting a security interest in all assets of the Company Parties as collateral, and provides for a guarantee by the Company Parties. The DIP Facility will be used by the Company in accordance with the budget agreed upon between the Company Parties and the Required DIP Lenders (as defined in the Restructuring Support Agreement).

The Company Parties will seek approval of the DIP Facility as is consistent with the DIP Loan Agreement, and the transactions contemplated by such DIP Loan Agreement are subject to approval by the Bankruptcy Court. In addition, the DIP Lenders’ obligations to provide the DIP Facility are subject to various conditions customary for debtor-in-possession financings of this type.

In accordance with the Restructuring Support Agreement, the Consenting Stakeholders agreed, among other things, to: (a) support the Restructuring Transactions as contemplated by, and within the timeframes outlined in, the Restructuring Support Agreement and the definitive documents governing the Restructuring Transactions; (b) not take action, in respect of each Consenting Stakeholder’s Company Claims/Equity Interests (as defined in the Restructuring Support Agreement), directly or indirectly, to interfere with acceptance, implementation, or consummation of the Restructuring Transactions; and (c) vote each of each Consenting Stakeholder’s Company Claims/Equity Interests owned, held, or otherwise controlled by such Consenting Stakeholder and exercise any powers or rights available to it, in each case, in favor of any matter requiring approval to the extent necessary to implement the Restructuring Transactions.

In accordance with the Restructuring Support Agreement, the Issuer Parties agreed, among other things, to: (a) support and take all steps reasonably necessary and desirable to consummate the Restructuring Transactions in accordance with the Restructuring Support Agreement; (b) use commercially reasonable efforts to obtain any and all required regulatory and/or third-party approvals for the Restructuring Transactions; (c) negotiate in good faith and use commercially reasonable efforts to execute and deliver certain required documents and agreements to effectuate and consummate the Restructuring Transactions as contemplated by the Restructuring Support Agreement; and (d) not, directly or indirectly, object to, delay, impede, or take any other action to interfere with acceptance, implementation, or consummation of the Restructuring Transactions.

The Restructuring Support Agreement may be terminated upon the occurrence of certain events set forth therein, including, among other things, the failure to meet specified milestones specified in the Restructuring Term Sheet and in any DIP order.

The Restructuring Transactions are subject to certain customary conditions, including approval by the Bankruptcy Court. Accordingly, no assurance can be given that such transactions will be consummated.

CUSIP No. 92534K107	SCHEDULE 13D	Page 7 of 15 Pages

As a result of the execution of the Restructuring Support Agreement, the Reporting Person may be deemed to have formed a “group,” as such term is used in Section 13(d)(3) of the Exchange Act, with the other parties to the Restructuring Support Agreement. The Reporting Person disclaims any membership or participation in a “group” with such other parties to the Restructuring Support Agreement or their affiliates and further disclaims beneficial ownership of any shares of Common Stock beneficially owned by any such parties or their affiliates.

The foregoing descriptions of the Restructuring Support Agreement and the Restructuring Transactions are summaries only, do not purport to be complete and are qualified in their entireties by reference to the full text of the Restructuring Transaction Support Agreement (including the exhibits thereto), which is attached hereto as Exhibit 99.20 and is incorporated herein by reference.

The Reporting Person and its representatives may from time to time engage in discussions with members of management, the board of directors of the Issuer (the “Board”), the other Term Loan Lenders, other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, the Issuer’s business, management, capital structure and allocation, corporate governance, Board composition and strategic alternatives and direction, and may take other steps seeking to bring about changes to increase shareholder value as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position, results and strategic direction, actions taken by the Issuer’s management and the Board, price levels of the shares of Common Stock, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including, without limitation, exchanging information with the Issuer or other third parties pursuant to appropriate confidentiality or similar agreements; proposing changes in the Issuer’s operations, management, Board, governance or capitalization; acquiring additional shares of Common Stock and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, “Securities”) or disposing of some or all of the Securities beneficially owned by it, in public market or privately negotiated transactions; entering into financial instruments or other agreements that increase or decrease the Reporting Person’s economic exposure with respect to its investment in the Issuer and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

CUSIP No. 92534K107	SCHEDULE 13D	Page 8 of 15 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b) See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by the Reporting Person. The percentages used in this Schedule 13D are calculated based upon 93,514,346 shares of Common Stock outstanding as reported in the Issuer’s Prospectus filed pursuant to Rule 424(b)(3) with the SEC on October 29, 2024, and assumes the exercise of warrants reported herein.

See rows (7) through (10) of the cover page to this Schedule 13D for the number of shares of Common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

As a result of entering into the Restructuring Support Agreement, the Reporting Person may be deemed to have formed a “group,” as such term is used in Section 13(d)(3) of the Exchange Act, with the other parties to the Restructuring Support Agreement. This Schedule 13D is being filed on information and belief that the aggregate beneficial ownership of the Reporting Person and other parties to the Restructuring Support Agreement is in excess of 5% of the outstanding shares of Common Stock. Therefore, due to the ownership limitations described in Item 6 below, all of the shares of Common Stock underlying warrants held by the Reporting Person may not be exercisable to the extent that the Reporting Person is deemed to be a member of a “group” with the other parties to the Restructuring Support Agreement.

The Reporting Person disclaims any membership or participation in a “group” with such other parties to the Restructuring Support Agreement or their affiliates and further disclaims beneficial ownership of any shares of Common Stock beneficially owned by any such parties or their affiliates.

(c) The Reporting Person has not effected transactions in the shares of Common Stock during the past sixty (60) days.

(d) No person other than the Reporting Person and the Highbridge Funds are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held by the Highbridge Funds.

(e) Not applicable.

CUSIP No. 92534K107	SCHEDULE 13D	Page 9 of 15 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth in Item 4 is incorporated herein by reference.

In connection with the entry into the Loan and Security Agreement and various amendments thereto, and as additional consideration for the Term Loan Lenders agreeing to loan funds to the Issuer thereunder, the Issuer granted warrants to purchase an aggregate of 7,077,263 shares of Common Stock to the Term Loan Lenders. Of those warrants, (i) warrants to purchase a total of 2,750,000 shares of Common Stock have a term through April 1, 2027 and an initial exercise price per share equal to $4.50, as may be adjusted pursuant to the terms of the warrant agreement, the terms of which are described in the Issuer’s Current Report on Form 8-K filed with the SEC on April 7, 2022 (the “April 1, 2027 Warrants”), which are incorporated herein by reference, and in connection with such warrant issuance, the Issuer granted to the Term Loan Lenders the registration rights as described in such Current Report, (ii) warrants to purchase a total of 250,000 shares of Common Stock have a term through November 26, 2027 and an initial exercise price per share equal to $9.25, as may be adjusted pursuant to the terms of the warrant agreement, the terms of which are described in the Issuer’s Current Report on Form 8-K filed with the SEC on May 27, 2022 (the “May 26, 2027 Warrants”), which are incorporated herein by reference, and in connection with such warrant issuance, the Issuer granted to the Term Loan Lenders the registration rights as described in such Current Report, (iii) warrants to purchase a total of 1,000,000 shares of Common Stock have a term through December 28, 2028 and an initial exercise price per share equal to $3.00, as may be adjusted pursuant to the terms of the warrant agreement, the terms of which are described in the Issuer’s Current Report on Form 8-K filed with the SEC on January 2, 2024 (the “December 28, 2028 Warrants”), which are incorporated herein by reference, and in connection with such warrant issuance, the Issuer granted to the Term Loan Lenders the registration rights as described in such Current Report, (iv) warrants to purchase a total of 500,000 shares of Common Stock have a term through June 27, 2029 and an initial exercise price per share equal to $1.288, as may be adjusted pursuant to the terms of the warrant agreement, the terms of which are described in the Issuer’s Current Report on Form 8-K filed with the SEC on June 28, 2024, which are incorporated herein by reference (the “June 28, 2024 Warrants”), and in connection with such warrant issuance, the Issuer granted to the Term Loan Lenders the registration rights as described in such Current Report, and (v) warrants to purchase a total of 2,577,263 shares of Common Stock have a term through July 24, 2029 and an initial exercise price per share equal to $0.01, as may be adjusted pursuant to the terms of the warrant agreement, the terms of which are described in the Issuer’s Current Report on Form 8-K filed with the SEC on July 24, 2024 (the “July 24, 2029 Warrants”), which are incorporated herein by reference, and in connection with such warrant issuance, the Issuer granted to the Term Loan Lenders the registration rights as described in such Current Report.

The Highbridge Funds hold warrants to purchase an aggregate of 1,114,707 shares of Common Stock, consisting of (i) April 1, 2027 warrants to purchase 494,900 shares of Common Stock, (ii) May 26, 2027 Warrants to purchase 45,000 shares of Common Stock, (iii) December 28, 2028 Warrants to purchase 156,557 shares of Common Stock, (iv) June 28, 2029 Warrants to purchase 77,276 shares of Common Stock, and (v) July 24, 2029 Warrants to purchase 340,974 shares of Common Stock.

CUSIP No. 92534K107	SCHEDULE 13D	Page 10 of 15 Pages

The warrants held by the Highbridge Funds include limitations on exercise to the extent that such exercise would result in the Highbridge Funds (together with their affiliates and any other persons acting as a group, in each case, to the extent that such affiliates and persons acting as a group are required to aggregate their beneficial ownership of Common Stock for purposes of Section 13(d) or Section 16 of the Securities Exchange Act of 1934, as amended), beneficially owning more than 4.99% or 9.99% of the outstanding Common Stock.

Due to the foregoing ownership limitations, all of the shares of Common Stock underlying warrants held by the Reporting Person may not be exercisable to the extent that the Reporting Person is deemed to be a member of a “group” with the other parties to the Restructuring Support Agreement.

The foregoing descriptions of the warrant agreements and the registration rights agreements and the transactions and documents contemplated thereby do not purport to be complete and are qualified in their entireties by reference to each of those documents which is filed as Exhibits 99.21 through 99.25 hereto, Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 7, 2022, Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on May 27, 2022, Exhibits 4. 1, 4.2 and 4.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 2, 2024, Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 28, 2024 and Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 24, 2024 and are incorporated by reference herein.

Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including any class of the Issuer’s securities used as a reference security, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	MATERIALS TO BE FILED AS EXHIBITS.

Exhibit 99.1:	Loan and Security Agreement, dated April 1, 2022, by and among Vertex Refining Alabama LLC, as borrower, Vertex Energy, Inc., as parent and as a guarantor, certain direct and indirect subsidiaries of Vertex Energy, Inc., as guarantors, the lenders party thereto and Cantor Fitzgerald Securities, as administrative agent and collateral agent for the lenders (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on April 7, 2022).

Exhibit 99.2:	Amendment Number One to Loan and Security Agreement, dated May 26, 2022, by and among Vertex Refining Alabama LLC, as borrower, Vertex Energy, Inc., as parent and as a guarantor, certain direct and indirect subsidiaries of Vertex Energy, Inc., as guarantors, the lenders party thereto and Cantor Fitzgerald Securities, as administrative agent and collateral agent for the lenders (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 27, 2022).

CUSIP No. 92534K107	SCHEDULE 13D	Page 11 of 15 Pages

Exhibit 99.3:	Amendment Number Two to Loan and Security Agreement, dated September 30, 2022, by and among Vertex Refining Alabama LLC, as borrower, Vertex Energy, Inc., as parent and as a guarantor, certain direct and indirect subsidiaries of Vertex Energy, Inc., as guarantors, the lenders party thereto and Cantor Fitzgerald Securities, as administrative agent and collateral agent for the lenders (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on October 5, 2022).

Exhibit 99.4:	Amendment Number Three to Loan and Security Agreement, dated January 8, 2023, by and among Vertex Refining Alabama LLC, as borrower, Vertex Energy, Inc., as parent and as a guarantor, certain direct and indirect subsidiaries of Vertex Energy, Inc., as guarantors, the lenders party thereto and Cantor Fitzgerald Securities, as administrative agent and collateral agent for the lenders (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on January 12, 2023).

Exhibit 99.5:	Amendment Number Four and Consent and Waiver to Loan and Security Agreement, dated May 26, 2023, by and among Vertex Refining Alabama LLC, as borrower, Vertex Energy, Inc., as parent and as a guarantor, certain direct and indirect subsidiaries of Vertex Energy, Inc., as guarantors, the lenders party thereto and Cantor Fitzgerald Securities, as administrative agent and collateral agent for the lenders (incorporated by reference to Exhibit 10.9 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 31, 2023).

Exhibit 99.6:	Amendment Number Five to Loan and Security Agreement, dated December 28, 2023, by and among Vertex Refining Alabama LLC, as borrower, Vertex Energy, Inc., as parent and as a guarantor, certain direct and indirect subsidiaries of Vertex Energy, Inc., as guarantors, the lenders party thereto and Cantor Fitzgerald Securities, as administrative agent and collateral agent for the lenders (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on January 2, 2024).

Exhibit 99.7:	Omnibus Amendment and Waiver, dated June 3, 2024, by and among Vertex Refining Alabama LLC, as borrower, Vertex Energy, Inc., as parent and as a guarantor, certain direct and indirect subsidiaries of Vertex Energy, Inc., as guarantors, the lenders party thereto and Cantor Fitzgerald Securities, as administrative agent and collateral agent for the lenders (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 17, 2024).

Exhibit 99.8:	Amendment Number Six and Limited Consent to Loan and Security Agreement, dated June 25, 2024, by and among Vertex Refining Alabama LLC, as borrower, Vertex Energy, Inc., as parent and as a guarantor, certain direct and indirect subsidiaries of Vertex Energy, Inc., as guarantors, the lenders party thereto and Cantor Fitzgerald Securities, as administrative agent and collateral agent for the lenders (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 28, 2024).

Exhibit 99.9:	Amendment Number Seven and Limited Consent to Loan and Security Agreement, dated July 24, 2024, by and among Vertex Refining Alabama LLC, as borrower, Vertex Energy, Inc., as parent and as a guarantor, certain direct and indirect subsidiaries of Vertex Energy, Inc., as guarantors, the lenders party thereto and Cantor Fitzgerald Securities, as administrative agent and collateral agent for the lenders (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on July 30, 2024).

CUSIP No. 92534K107	SCHEDULE 13D	Page 12 of 15 Pages

Exhibit 99.10:

Amendment Number Eight and Limited Consent to Loan and Security Agreement, dated as of August 23, 2024, by and among Vertex Refining Alabama LLC, as borrower, Vertex Energy, Inc., as parent and as a guarantor, certain direct and indirect subsidiaries of Vertex Energy, Inc., as guarantors, the lenders party thereto, and Cantor Fitzgerald Securities, as administrative agent and collateral agent for the lenders (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC August 26, 2024).

Exhibit 99.11:	Limited Consent, dated January 31, 2023, by and among Vertex Refining Alabama LLC, as borrower, Cantor Fitzgerald Securities, as administrative agent and collateral agent for the lenders under the Loan and Security Agreement and the lenders party thereto (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on August 9, 2023).

Exhibit 99.12:	Limited Consent, dated May 5, 2023, by and among Vertex Refining Alabama LLC, as borrower, Cantor Fitzgerald Securities, as administrative agent and collateral agent for the lenders under the Loan and Security Agreement and the lenders party thereto (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on August 9, 2023).

Exhibit 99.13:	Limited Consent, dated March 22, 2024, by and among Vertex Refining Alabama LLC, as borrower, Vertex Energy, Inc., certain direct and indirect subsidiaries of Vertex Energy, Inc., the lenders party thereto and Cantor Fitzgerald Securities, as administrative agent and collateral agent for the lenders (incorporated by reference to Exhibit 10.3 to Amendment No. 1 to the Quarterly Report on Form 10-Q/A filed by the Issuer with the SEC on May 17, 2024).

Exhibit 99.14:	Limited Consent, dated March 28, 2024, by and among Vertex Refining Alabama LLC, as borrower, Vertex Energy, Inc., certain direct and indirect subsidiaries of Vertex Energy, Inc., the lenders party thereto and Cantor Fitzgerald Securities, as administrative agent and collateral agent for the lenders (incorporated by reference to Exhibit 10.4 to Amendment No. 1 to the Quarterly Report on Form 10-Q/A filed by the Issuer with the SEC on May 17, 2024).

Exhibit 99.15:	Limited Consent and Waiver, dated May 23, 2024, by and among Vertex Refining Alabama LLC, Vertex Energy, Inc., the subsidiaries of Vertex Energy, Inc. party thereto, the lenders party thereto and Cantor Fitzgerald Securities, as administrative agent and collateral agent for the lenders (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 17, 2024).

Exhibit 99.16:	Limited Consent and Partial Lien Release, dated May 24, 2024, by and among Vertex Refining Alabama LLC, Vertex Energy, Inc., the subsidiaries of Vertex Energy, Inc. party thereto, the lenders party thereto and Cantor Fitzgerald Securities, as administrative agent and collateral agent for the lenders (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 17, 2024).

CUSIP No. 92534K107	SCHEDULE 13D	Page 13 of 15 Pages

Exhibit 99.17:	Limited Consent, dated June 11, 2024, by and among Vertex Refining Alabama LLC, Vertex Energy, Inc., the subsidiaries of Vertex Energy, Inc. party thereto, the lenders party thereto and Cantor Fitzgerald Securities, as administrative agent and collateral agent for the lenders (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 17, 2024).

Exhibit 99.18:	Limited Consent, dated June 18, 2024, by and among Vertex Refining Alabama LLC, Vertex Energy, Inc., the subsidiaries of Vertex Energy, Inc. party thereto, the lenders party thereto and Cantor Fitzgerald Securities, as administrative agent and collateral agent for the lenders (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 20, 2024).

Exhibit 99.19:	Second Amended and Restated Intercreditor Agreement originally dated as of April 1, 2022, and as amended and restated as of May 26, 2023 and June 3, 2024, among Cantor Fitzgerald Securities, as the Term Loan Agent, Macquarie Energy North America Trading Inc., as the Intermediation Facility Secured Party, Vertex Refining Alabama LLC, as the Company, and the other acknowledging affiliates party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 17, 2024).

Exhibit 99.20:	Restructuring Support Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on September 26, 2024).
Exhibit 99.21:	First Amended and Restated Registration Rights Agreement, dated May 26, 2022, between Vertex Energy, Inc. and each of the holders of the warrants (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 27, 2022).

Exhibit 99.22:	Amendment No. 1 to the First Amended and Restated Registration Rights Agreement, dated June 15, 2022, between Vertex Energy, Inc. and each of the holders of the warrants (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 21, 2022).

Exhibit 99.23:	Registration Rights Agreement, dated December 28, 2023, between Vertex Energy, Inc. and each of the holders of the warrants (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on January 2, 2024).

Exhibit 99.24:	Registration Rights Agreement, dated June 25, 2024, between Vertex Energy, Inc. and each of the holders of the warrants (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 28, 2024).

Exhibit 99.25:	Registration Rights Agreement, dated July 24, 2024, between Vertex Energy, Inc. and each of the holders of the warrants (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on July 30, 2024).

CUSIP No. 92534K107	SCHEDULE 13D	Page 14 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 1, 2024

HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By:	/s/ Kirk Rule
Name:	Kirk Rule
Title:	Executive Director

CUSIP No. 92534K107	SCHEDULE 13D	Page 15 of 15 Pages

Schedule A

GENERAL PARTNERS, CONTROL PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF HIGHBRIDGE CAPITAL MANAGEMENT, LLC

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of the Reporting Person (the “Instruction C Persons”). To the best of the Reporting Person’s knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any shares of Common Stock or is party to any contract or agreement as would require disclosure in this Schedule 13D.

REPORTING PERSON: HIGHBRIDGE CAPITAL MANAGEMENT, LLC

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of Highbridge Capital Management, LLC:

Name	Position and Present Principal Occupation	Citizenship	Business Address
Kirk David Rule	Chief Compliance Officer/Executive Director	United States	c/o Highbridge Capital Management, LLC, 277 Park Avenue, 23rd Floor, New York, NY 10172
Marc David Creatore	Chief Operating Officer/Chief Financial Officer/Managing Director	United States	c/o Highbridge Capital Management, LLC, 277 Park Avenue, 23rd Floor, New York, NY 10172
Jonathan Segal	Co-Portfolio Manager/Managing Director	United States	c/o Highbridge Capital Management, LLC, 277 Park Avenue, 23rd Floor, New York, NY 10172
Jason Hempel	Co-Portfolio Manager/Managing Director	United States	c/o Highbridge Capital Management, LLC, 277 Park Avenue, 23rd Floor, New York, NY 10172
Julie Elizabeth Parker	Chief Legal Officer	United States	c/o Highbridge Capital Management, LLC, 277 Park Avenue, 23rd Floor, New York, NY 10172